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                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-54420


PROSPECTUS SUPPLEMENT
(To Prospectus Dated April 10, 2001)



                            APPLIEDTHEORY CORPORATION

                        22,333,334 SHARES OF COMMON STOCK



      This document supplements the prospectus dated April 10, 2001, relating to the resale of 22,333,334 shares of our common stock, par value $.01 per share, which may be issuable upon conversion of $30,000,000 aggregate principal value of 5% convertible debentures due June 5, 2003 that were issued on June 5, 2000. You should read this prospectus supplement in conjunction with the prospectus.

      INVESTING IN THESE SECURITIES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 11 OF THE PROSPECTUS AND "FORWARD-LOOKING STATEMENTS" BEGINNING ON PAGE 2 OF THE PROSPECTUS.


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      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


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            The date of this prospectus supplement is July 24, 2001.
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          On July 10, 2001, AppliedTheory and the holders of the 5% convertible debentures modified certain significant provisions of the documents which govern the purchase and sale of the convertible debentures. Accordingly, the "Description of the Transaction" set forth in the prospectus beginning on page 5 is hereby deleted and replaced entirely by the following:

          AppliedTheory Corporation (the "Company") entered into a purchase agreement dated as of June 5, 2000 with seven institutional investors (the "Holders") pursuant to which the Company, against payment of $30,000,000 which the Company used as of operating capital, issued its 5% convertible debentures (the "Debentures") and stock purchase warrants. On June 20, 2000, the Company filed a current report on Form 8-K regarding that transaction. On January 9, 2001, the Company entered into a letter agreement with the same Holders and their assigns whereby the Company and the Holders modified certain significant terms of the June 5, 2000 purchase agreement and the related agreements. On January 26, 2001 the Company filed a current report on Form 8-K with information regarding that transaction.

          On July 10, 2001, the Company entered into an amendment agreement with the Holders whereby the Company and the Holders modified certain provisions of the January 9, 2001 amended and restated purchase agreement and related documents. The following is a summary of the material terms of the July 10, 2001 agreements.

CONVERTIBLE DEBENTURES

          The Debentures earn interest at 5% per annum, payable semi-annually in June and December, and mature on June 5, 2003. At the Company's option, interest can be accrued, paid in cash, paid in common stock (provided a registration is effective), at a rate equal to the dollar amount then payable divided by the average of the market price for shares of common stock (as adjusted) for the 5 consecutive trading days immediately preceding and excluding the applicable interest payment date, or take the form of PIK interest (interest paid in kind and added to the principal of the Debentures). The outstanding principal balance of the Debentures (including PIK Interest paid to date) is $30,136,819 and interest accrued thereon to July 6, 2001 was $147,728.

          The Holders have been granted the right to convert the Debentures, in whole or in part, into shares of common stock from time to time. The conversion prices shall be allocated among the Debentures owned by the Holders in proportion to the outstanding principal amount of the Debentures held by each such Holder. In addition, unless otherwise specified by the Holder, the Debentures submitted for conversion shall be converted at the lowest conversion price available to the Holder with respect to such Debentures. The outstanding principal amount of a Debenture (together with accrued interest) that is so converted shall be convertible into the number of shares of our common stock which results from application of the following formula:

          [P + I + D] / Conversion Price
          P =      outstanding principal amount of the Debenture,
          I =      accrued but unpaid interest (not previously added to
                   principal) on P, and
          D =      default payments (not previously added to principal) on P.

          The Debentures shall be converted at the conversion prices and in the amounts indicated below:

     - $0.90, for the first $6,500,000 of principal, PIK interest and accrued but unpaid interest thereon


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     -    $1.22, for the next $6,500,000 of principal, PIK interest and accrued but unpaid interest thereon

     - $1.80, for the next $6,500,000 of principal, PIK interest and accrued but unpaid interest thereon

     - $2.70, for the next $6,500,000 of principal, PIK interest and accrued but unpaid interest thereon

     - $3.60, for the aggregate principal amount of the Debentures outstanding in excess of $26,000,000 and accrued interest

          The conversion prices shall be subject to adjustment upon the occurrence of any of the following events: stock splits, reverse stock splits, recapitalizations, stock dividends, combinations and reorganizations. The conversion prices are also subject to adjustment if the Company fails to redeem the Debentures in cash or non-cash consideration, or fails to make any cash payment in accordance with the terms of the Debentures and the amendment agreement and does not cure such failure within 5 trading days after the Holders have notified the Company of such a failure. The conversion prices are also subject to adjustment if the Company issues or sells any common stock or securities which are convertible into or exchangeable for its common stock, or any convertible securities, or any warrants or other rights to subscribe for or to purchase or any options for the purchase of its common stock or any such convertible securities at a price per share of common stock that is less than 90% of the market price for shares of our common stock on the trading day before such issue or sale.

          Upon the occurrence of an event of default and until such event of default is cured, amounts due and outstanding under the Debentures bear interest at the per annum rate equal to the lower of the Citibank Prime Rate per annum plus six (6%) percent or the highest rate permitted by law. The Holders have the option to receive such interest in the form of cash, PIK or common stock.

          The Holders may require the Company to repurchase the Debentures at 120% of the outstanding principal amounts of the Debentures if the Company defaults in its obligations to them under any agreements between the Holders and the Company.

          Subject to limited exceptions, the right to convert the Debentures terminates upon the closing of a sale of the Company which qualifies as a Relevant Sale. A Relevant Sale is a transaction in which:

     - the Company consolidates or merges with another entity or engages in a reorganization or other transaction in which more than 50% of the Company's voting power is transferred through such transaction or one or more third parties acquires all or substantially all of the assets of the Company, or all or substantially all of the voting stock of the Company;

     - the consideration paid by the acquirer is (or would be) received by the shareholders of the Company; and

     - such consideration consists solely of cash and/or marketable securities, which is defined as marketable, free trading shares of common stock of a publicly-traded company that is traded on certain specified exchanges and that has a market capitalization of not less than $50,000,000 and a public float of not less than $37,500,000, measured by the average closing price for the 20 trading days prior to the sale; unless less than 50% of the consideration is in cash, in which case the $50,000,000 and $37,500,000 threshold amounts will be increased by the following multiplier: 1 + [[50% - the percentage of cash in the consideration] / 50%].

          In the event of a change of control transaction, the Holders are entitled to convert their Debentures into common stock and receive the same consideration as the common stock holders.

          In the event that the Company enters into a Sale of the Company (as defined in the amendment agreement), the Company is obligated to pay to the Holders a percentage of the consideration paid by the acquirer in such a transaction. Such payments shall be applied, as to each Holder, first, to redeem the Debentures. The Company has agreed to continue immediately to explore entering into an agreement with one or more third parties to effect a Relevant Sale transaction.


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          The consideration from a Sale of the Company shall be paid to the
Holders as follows:

     -    100% of the first $10,000,000;
     -    60% of the next $20,000,000;
     -    20% of the next $20,000,000 and
     -    10% of amounts above $50,000,000.

          After the Debentures have been redeemed and/or converted in full, the Holders shall continue to be entitled to receive part of the consideration resulting from each Sale of the Company up to and including the earlier of the Last Sale Date and the date of a Relevant Sale. The Last Sale Date is the later of June 5, 2003 and the eighteen month anniversary of the first date upon which there are no longer any Debentures outstanding.

          If the consideration paid in connection with a Sale of the Company is not in cash, then each Holder must approve the consideration before it may be applied to redeem the Debentures. If the consideration is part cash and part securities, the Holders may elect to have the Debentures redeemed to the extent of the cash consideration only, or may have their Debentures redeemed based upon the amount of the cash plus the value of the other consideration. If the consideration consists solely of securities or other non-cash consideration, then the Holders may elect to have their Debentures redeemed as set forth above or in such lesser amount as they may elect.

          The Debentures shall be redeemed and consideration shall be allocated among the Holders in proportion to the amount of debentures owned by the Holders at the time of a Sale of the Company. Furthermore, if, subsequent to July 10, 2001 and prior to the date of a Sale of the Company, the Debentures are converted into shares of common stock in accordance with the terms of the Debentures and the amendment agreement, then there shall be a pro rata reduction in the dollar amounts set forth above. For example, if 50% of the Debentures are converted, then 100% of the consideration payable by the acquirer up to $5,000,000 shall be paid to the Holders; 60% of the consideration between $5,000,000 and $15,000,000 shall be paid to the Holders; and so on.

          Until the later of June 5, 2003 and the eighteen month anniversary of the first date upon which there are no longer any Debentures outstanding, in the event of a replacement of more than one-half of the members of the Company's Board of Directors which is not approved by those individuals who are members of the Company's Board of Directors on July 10, 2001, or Danny E. Stroud ceases for any reason to serve as our Chief Executive Officer or as a member of the Company's Board of Directors, the Company shall reconstitute its Board of Directors such that two persons designated by the Holders having a majority of the outstanding Debentures shall replace two members of the then-existing Board as members of the Board. The Company has also agreed generally not to increase the size of its Board of Directors, but to do so if necessary to provide the Investors with the required representation.

          The Company's ability to pay dividends or distributions and purchase equity securities is restricted until the later of the June 5, 2003 and the eighteen month anniversary of the first date upon which there are no longer any Debentures outstanding. These restrictions prohibit the payment of dividends, except dividends payable in common stock, and limit the Company's ability to repurchase its common stock or other equity securities to repurchases in the open market or under tender offers to shareholders. In addition, the Company may not:

     - except for issuances to employees and directors pursuant to plans approved by the Company's shareholders, issuances to the Holders, and, with the consent of the Holders, issuances in connection with strategic acquisitions, directly or indirectly, sell or otherwise issue in the aggregate more than 4,068,000 shares of common stock to any third parties;

     - issue any shares of common stock at a price which is less than 80% of the average market price for the Company's common stock for the 20 trading days immediately preceding the date of such issuance;

     - until the later of June 5, 2003 and the eighteen month anniversary of the first date upon which there are no longer any Debentures outstanding, enter into a Debt-Equity Financing (a debt


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          financing with an equity component which is senior to the Debentures)
          or grant or allow to exist any security interest or other encumbrance with respect to the Company or any of its Subsidiaries with respect to any Debt-Equity Financing; and

     - transfer any assets to any subsidiary unless the subsidiary has delivered to the Holders a guarantee.

          Pursuant to a side letter to the amendment agreement, dated July 10, 2001, the Company and the Holders agreed that the following will also constitute events of default under the Debentures:

     - the payment by the Company of more than $1,000,000 in the aggregate to settle litigation with James C. Couch arising from the Company's acquisition of CRL Network Services, Inc., and/or to settle litigation with any other person in respect of claims in connection with the Company's provision of services to NYSERNet.net; or

     - the grant by the Company of any security interest in any assets of the Company or any of its subsidiaries in connection with the NYSERNet.net claims.

REGISTRATION RIGHTS

          All shares received and issuable upon conversion of the Debentures shall be considered registrable securities for the purpose of the registration rights agreement and are registered pursuant to the Company's registration statement (No. 333-54420). In addition, if the number of such the shares covered by such registration becomes insufficient to cover all shares issuable upon conversion of the Debentures, then the Company must file another registration statement covering the additional shares.


TERMINATION OF THE WARRANTS

          The warrants to purchase $13,000,000 of the Company's common stock held by the Holders have been terminated.

RESERVATION OF SHARES

          The Company must at all times reserve a number of shares of common stock not less than 22,333,334, subject to adjustments.



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